

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Ian Howes
Chief Financial Officer
ALSP Orchid Acquisition Corporation I
2815 Eastlake Avenue East, Suite 300
Seattle, WA 98102

> **Re: ALSP Orchid Acquisition Corporation I**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-41086**

Dear Ian Howes:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction